Filed by William Lyon Homes

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: William Lyon Homes

(Commission File No. 001-31625)

The following letter was sent to employees of William Lyon Homes on November 6, 2019.

Matthew R. Zaist	William H. Lyon
President and Chief Executive Officer	Executive Chairman

November 6, 2019

Dear Lyon Homes Family,

Today marks a monumental day in the history of William Lyon Homes and begins an exciting new chapter for us all. Last night we, along with our Board of Directors, entered into a definitive merger agreement under which William Lyon Homes will become part of Taylor Morrison Home Corporation. This transaction, at completion, will create the Nation’s fifth largest homebuilder, and the combined company will be positioned as a Top 5 builder in 16 of the combined company’s 23 markets across the US.

As you all know, we have been on a rapid growth trajectory over the last six years, and we could not be more proud of our collective accomplishments. As we think about the future, we continue to believe that size and scale on a national and local level will continue to create a competitive advantage and drive the greatest value creation for our shareholders. Matt has had the pleasure of knowing Sheryl Palmer, Taylor Morrison’s Chairman and CEO, for a number of years and we both have the utmost respect for her and the team at TMHC. While we have been focused on driving value and enhancing our culture through our standalone business model, this unique opportunity to create a combined company with a broader geographic and consumer demographic profile with a team of professionals who have a very similar employee centric culture was too compelling for us not to pursue.

We have attached to this email, the press release regarding the transaction as well as an investor presentation that Sheryl and her management team communicated to the investors in our combined companies this morning. As you can see from this presentation, the strategic rationale behind the transaction is very compelling, and the opportunity this creates for both companies is truly exciting. In addition to the strategic motivations, our two companies share an incredibly complimentary culture which embraces its employees’ contributions to the collective team as well as sharing a commitment to providing our customers with an outstanding new home purchase and ownership experience. Highlighting this commitment is Taylor Morrison’s recognition as America’s Most Trusted Home Builder by Lifestory Research for an amazing four years in a row! William Lyon Homes has proudly been the runner up to Taylor Morrison in each of the past two years for this prestigious honor which asks more than 30,000 new home shoppers to rate the trustworthiness of more than 100 home builders each year.

This morning’s announcement is just the first step of this process. The transaction will need to be approved by the shareholders of both companies, and we currently expect it to close late in the first quarter or early in the second quarter of 2020. In the meantime, both companies will continue to operate independently, and we need to all be focused on executing on our business plan as we complete a successful 2019 and get ready for 2020’s goals and objectives.

As part of the signing of the agreement, the Lyon family has agreed to vote in support of the transaction and Bill has agreed to join the Board of Directors of Taylor Morrison upon completion of the transaction. The Lyon family is in full support of the transaction and excited for the opportunity it creates for you, our employees, as well as our homeowners, trade partners, and shareholders.

We know that you will have questions about this transaction and what it means to you. We will be hosting an all-employee call at 9:00 a.m. Pacific Time tomorrow morning. We won’t have answers to all of your questions day one, but we will be working with Sheryl and her team on providing you with answers and visibility into the process that we will undertake in the coming months and the integration plan which will create best in class operating teams across the combined company.

We and Sheryl will also be scheduling in-person town hall meetings with each operating division over the coming weeks to provide you with more information on the transaction and allow you to ask any questions that may be on your minds.

Per our Company policy, please refer any calls from the media or investors to Matt at (949) 476-5444. We look forward to speaking with you on tomorrow’s call.

Sincerely,

/s/ Matt and Bill
Matt and Bill

Forward-Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of William Lyon Homes, a Delaware corporation (“William Lyon Homes”), or Taylor Morrison Home Corporation, a Delaware corporation (“Taylor Morrison”), and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to William Lyon Homes or Taylor Morrison or persons acting on their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks and uncertainties that could cause actual results to differ from forward-looking statements include, among other things: the inherent uncertainty associated with financial or other projections, including anticipated synergies; the integration of William Lyon Homes and Taylor Morrison and the ability to recognize the anticipated benefits from the combination of William Lyon Homes and Taylor Morrison, and the amount of time it may take to realize those benefits, if at all; the risks associated with William Lyon Homes’ and Taylor Morrison’s ability to satisfy the conditions to closing the consummation of the merger, including obtaining the requisite stockholder approvals, and the timing of the closing of the merger; the failure of the merger to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger; any unanticipated difficulties or expenditures relating to the merger; the effect of the announcement and pendency of the merger on the respective business relationships or operating results of William Lyon Homes, Taylor Morrison, or the combined company; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the merger, and the value of the combined company’s common stock after the merger is consummated; the anticipated size of the markets and continued demand for William Lyon Homes’ and Taylor Morrison’s homes and the impact of competitive responses to the announcement and pendency of the merger; the diversion of attention of management of William Lyon Homes or Taylor Morrison from ongoing business concerns during the pendency of the merger; and the access to available financing on a timely basis, and the terms of any such financing. Additional risks and uncertainties are described in William Lyon Homes’ and Taylor Morrison’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including as described under the heading “Risk Factors” in William Lyon Homes’ Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 28, 2019, in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 20, 2019, and in their respective subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required by law, neither William Lyon Homes nor Taylor Morrison has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find it

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed merger between William Lyon Homes and Taylor Morrison, Taylor Morrison will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of William Lyon Homes and Taylor Morrison that also constitutes a prospectus of Taylor Morrison (the “Joint Proxy Statement/Prospectus”). William Lyon Homes and Taylor Morrison plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the merger. INVESTORS AND SECURITY HOLDERS OF WILLIAM LYON HOMES AND TAYLOR MORRISON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT WILLIAM LYON HOMES, TAYLOR MORRISON, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by William Lyon Homes and Taylor Morrison through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by William Lyon Homes in the Investor Relations section of William Lyon Homes’ website at www.lyonhomes.com or by contacting William Lyon Homes’ Investor Relations at

WLH@finprofiles.com or by calling (310) 622-8223, and will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060.

Participants in the Merger Solicitation

William Lyon Homes, Taylor Morrison, and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of William Lyon Homes and Taylor Morrison in connection with the merger, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding William Lyon Homes’ directors and executive officers is also included in William Lyon Homes’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2019, and information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2019. These documents are available free of charge as described above.